FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2006

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

55 St. Clair Avenue West, 3rd Floor Toronto, Ontario, Canada M4V 2Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: June 13, 2006	Lewis N. Rose President and Chief Executive Officer

FOR IMMEDIATE RELEASE
ALL DOLLAR AMOUNTS IN US$
Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

CryptoLogic delivers more first-to-market innovations including the first-ever
Internet version of Texas Hold’em Bonus Poker – “where casino meets poker”
Marvel Super Heroes, Thor and Silver Surfer, headline CryptoLogic’s latest casino games

June 13, 2006 (Toronto, ON) — The new 11-game line up developed by CryptoLogic Inc., a leading software developer to the global Internet gaming industry, continues to deliver ground-breaking innovations with powerful animation, dynamic bonus features, growing jackpot opportunities, and the first-ever online version of the popular land-based casino game, Texas Hold’em Bonus Poker. Thundering hammers and spectacular cosmic galaxies will dazzle online players as CryptoLogic’s latest casino Bonus Pack 9, offered through its subsidiary, WagerLogic Limited, also features two popular Marvel Super Heroes, Thor and Silver Surfer.

“Today’s sophisticated Internet casino players demand the ultimate online experience – and that’s what CryptoLogic’s newest games continue to deliver,” said Lewis Rose, CryptoLogic’s President and CEO. “We’ve done the research, and we know what players want. The result is a fantastic line up expanding our successful Marvel Jackpot slot portfolio to an incredible seven games, now featuring the legendary heroes, Thor and Silver Surfer, and the debut of the Internet’s first-of-its-kind version of Texas Hold’em Bonus Poker – where casino meets poker.”

CryptoLogic’s new Texas Hold’em Bonus Poker is the first-ever online version of the widely popular land-based casino game – combining the huge popularity of poker with the excitement of a casino card game. Players can take complete control, upping the ante to see the flop, turn and river or if they don’t like their cards, fold after one bet. Players are able to beat the odds in single or multi-player mode while enjoying realistic and immersive table action.

Action hero fans are in for more online thrills with the addition of online slots featuring Marvel greats, Thor and Silver Surfer. These new 9-line, three-level progressive jackpot slots complement other Marvel-themed games – The Hulk, Daredevil, The X-Men, Blade and The Punisher – brought to life by CryptoLogic-developed software at some of the world’s top Internet casinos. The new Thor slot incorporates impactful animation that summons the thunder god’s mighty hammer to trigger a bonus round. Silver Surfer’s stunning visuals enable players to fly through galaxies of bonus free spins and embark on an astro journey for as little as five cents.

Bonus Pack 9 also adds a dynamic range of new online slot titles including: Sweet Thing, Desert Dream, Diamond Cave, Monkey Mania, Platinum Pyramid, as well as a 20-line version of Rags to Riches and more Rapid Fire Jackpot slots, Hot Summer Nights and Mad Professor. From frequent low level jackpots to mega jackpot online offerings like Millionaires Club™ – now exceeding $3 million and the largest jackpot in the history of Internet gaming – WagerLogic’s expanding Internet casino suite offers something for every casino player.

“The innovation and unique features of our new Bonus Pack 9 games prove we are ahead of the curve in delivering amazing online entertainment that meets the heart of the online gamer,” added A.J. Slivinski, WagerLogic’s Managing Director.

TEL (416) 545-1455 FAX (416) 545-1454
55 ST. CLAIR AVENUE, 3RD FLOOR, TORONTO, CANADA M4V 2Y7

“Our latest Marvel Super Hero slots and the first-ever Internet version of Texas Hold’em Bonus Poker are further evidence that CryptoLogic continues to lead the way in bringing distinctive, first-to-market gaming innovations to Internet gaming technology,” added Justin Thouin, CryptoLogic’s Senior Director, Casino and High Margin Gaming.

About CryptoLogic® (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is a world leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to an internationally-recognized blue chip customer base worldwide. For information on WagerLogic®, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the NASDAQ National Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

MARVEL, and all related character names and the distinctive likenesses thereof are trademarks of Marvel Characters, Inc., and are used with permission. Copyright © 2006 Marvel Characters, Inc. All rights reserved. www.marvel.com. Super Heroes is a co-owned registered trademark.

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For more information, please contact: CryptoLogic, (416) 545-1455 Nancy Chan-Palmateer, Director, Communications

Argyle Rowland Communications, (416) 968-7311
(N. American media)
Karen Passmore, ext. 228/ kpassmore@argylerowland.com
Daniel Tisch, ext. 223/ dtisch@argylerowland.com

Capital MS&L, + 44 20 7255 5117 (UK media)
Nick Bastin, nick.bastin@capitalmsl.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.